GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY
8515 East Orchard Road
Greenwood Village, CO 80111

November 13, 2015

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:
(1) Variable Annuity - 8 Series Account (“Registrant”) of Great-West Life & Annuity Insurance Company (“Company”); Pre-Effective Amendment No. 1 (“Amendment”) to the Registration Statement filed on Form N-4 for the SecureFoundation II Variable Annuity;

File Nos.: 333-203627/ 811-23050 (“non-NY IRA VA”); and

(2) Variable Annuity - 8 Series Account (“Registrant”) of Great-West Life & Annuity Insurance Company of New York (“Company”); Pre-Effective Amendment No. 1 (“Amendment”) to the Registration Statement filed on Form N-4 for the SecureFoundation II Variable Annuity;
File Nos. 333-203855/811-23054 (“NY IRA VA”)

Commissioners:

On behalf of the Company and the above-named Registrants, filed herewith is one electronically formatted copy of the above-captioned pre-effective amendment to each Registrant’s registration statement (the “Registration Statements”) for the IRA versions of the SecureFoundation II variable annuities (the “Contracts”). Please note that the Registrants have separately filed pre-effective amendments and responses to staff comments for the group versions of the SecureFoundation II variable annuities.

To facilitate the Commission staff’s review of the Amendments, we are providing a courtesy copy of this letter and the Amendments to Mr. Patrick Scott in the Division of Investment Management, Disclosure Review Office No. 3. Capitalized terms in this letter have the same meaning as the defined terms in the prospectus filed as part of the Amendments.

I.    Response to Comments

The following paragraphs provide the Registrants’ responses to each comment raised by the Commission staff in a letter dated June 23, 2015 from Mr. Patrick Scott of the Division of Investment Management, Disclosure Review Office, on the initial Registration Statements filed with the Commission on April 24, 2015, and May 5, 2015. For convenience, each staff comment is set forth below followed by our response.

Comment 1: Series and Class Identifiers: Prior to your request for acceleration, confirm that the series and class identifiers, as reflected on EDGAR, are and will remain correct and update the staff on any developments regarding changing the name of the series as to any of the registrants.

Response: Comment complied with. The series and class identifiers on EDGAR are and will remain correct, and the Company will update the staff on any developments regarding changing the name of the series as to any of the Registrants.

Comment 2: Guarantees and Support Agreements: Please clarify supplementally whether there are any types of guarantees or support agreements with third parties to support any of the benefits or features under the contract or whether the company will be solely responsible for any benefits or features associated with the contract.

Response: Comment complied with. The Company does not have any guarantee or support agreement with third parties to support any of the benefits or features under the Contract. The Company will be solely responsible for the benefits and features associated with the Contract.

Comment 3: Contract Termination and the use of the term “guarantee” (as to the Group
Contracts only): As the terms of the contract provide for it to be terminable under a number of circumstances, please reconsider the appropriateness of the word “guarantee” in association with any descriptions of benefits payable.

Response: Comment complied with. The use of the term “guarantee” to describe the benefits provided by the Contract is both appropriate and consistent with industry practice. Like similar benefits offered by other insurance companies, the GLWB guarantees that the Participant or Contractowner will receive certain minimum payments as long as the conditions required by the Contract and disclosed in the Prospectus are satisfied. The industry widely uses the term “guarantee” to describe these benefits, and the staff has not objected to the use of the term in this context.

That the Contract establishes procedures by which the parties may terminate their relationship does not alter the nature of the Company’s obligation under the terms of the Contract. As disclosed in the Prospectus, if the Company initiates termination of the Contract, it must continue to administer all existing Accounts under the terms of the Contract, except that Participants may not make any additional Contributions to Covered Funds other than reinvested dividends and capital gains distributions. Only the Plan Sponsor, therefore, may terminate Company’s obligations under the Contract either by initiating the termination of the Contract or by directing the Company to pay Participant Account Value.

Comment 4: Overview/ Payment Options: Disclose, as is done later in the prospectus, that because the Covered Funds are offered by an affiliated company, the Company may benefit indirectly from the charges imposed by the Covered Funds.

Response: Comment complied with. Disclosure has been added to the effect that, since an affiliated investment adviser manages the Covered Fund(s), we may be subject to a possible conflict of interest as we may benefit indirectly from the charges imposed by the Covered Funds.

Comment 5a: Definitions: Please consider providing definitions for the terms, “Attained Age”, Certificate” (for the Group contracts), “Death Benefit,” and “Guarantee Benefit Fee” (for both sets of contracts).

Response: Comment complied with. Definitions have been provided for ‘Attained Age,’ ‘Certificate,’ and ‘Guarantee Benefit Fee’ for both sets of Contracts. Because the Contracts do not provide a Death Benefit, references to such have been removed from the Prospectuses.

Comment 5b: Definitions: In addition to or instead of a definition of “Death Benefit,” consider including a brief discussion of it, possibly in the Summary section, since the only mention of a death benefit appears toward the end of the prospectus in the taxation section.

Response: Consistent with comment 5a, all references to a Death Benefit have been removed from the Prospectus.

Comment 5c: Definitions: Please revise the definition of “Covered Fund Value”. The definition includes the following statement which does not appear to be accurate: “[t]he Covered Fund Value is used only to calculate the Benefit Base.”

Response: Comment complied with. The statement has been removed.

Comment 6: Participation in the Contract: The third paragraph describes what an owner should not expect with regard to tax deferral benefits. Consider instead or additionally providing disclosure that explains what an owner should expect and what to consider when opting to participate through a 403(b) plan.

Response: Comment complied with. A statement has been added to the third paragraph explaining that the Contract should be purchased for features such as the guaranteed lifetime withdrawal benefit.

Comment 7a: Fee Tables: Disclose the amount of the Maximum Fee that may be collected under the Contract Maintenance Charge and remove the brackets. Later in the prospectus(es), the Charges and Deductions section discloses that the fee will be “not more than . . .”.

Response: Comment complied with. Brackets have been removed and the maximum Contract Maintenance Charge has been disclosed.

Comment 7b: Fee Tables: To avoid confusion, please remove the 1.50% from the Variable Asset Charge line item.

Response: Comment complied with. The Fee Tables have been revised to clarify the maximum Variable Asset Charge as well as the maximum Guarantee Benefit Fee under the Contract.

Comment 7c: Fee Tables: As the Variable Asset Charge and the Guaranteed Benefit Fee are both asset- based charges, please include the sum total of these two charges.

Response: Comment complied with. The Fee Tables have been revised as requested.

Comment 7d: Fee Tables: In the description in the row below the Total Annual Covered Funds Operating Expenses, add a “t” to make the word read “deducted” rather than “deduced.”

Response: Comment complied with. The typographical error has been corrected.

Comment 7e: Fee Tables: Include the amounts in the “surrender” and “annuitize” rows of the Example.

Response: Comment complied with. The Fee Examples now include all required information.

Comment 8: the Separate Account: Please revise the disclosure to make it clear that a contract owner’s investments in a Variable Account (including Covered Funds) is held in the Separate Account.

Response: Comment complied with. Disclosure has been added to clarify that investments in a Variable Account (including the Covered Funds) are held in the Separate Account.

Comment 9: the Covered Funds: The prospectus states that “each Secured Foundation® Lifetime Fund becomes more conservative until 10 years before the Target Date, after which the SecuredFoundation® Lifetime Fund will invest approximately 60% of its assets in bond funds and approximately 40% of its assets in equity funds.” However, the Secured Foundation® Lifetime Funds prospectuses describes a different equity/debt allocation (i.e., "the Fund will invest 50-70% of its net assets in Underlying Funds that invest primarily in equity securities and 30-50% of its net assets in Underlying Funds that invest primarily in fixed income securities."). Please reconcile.

Response: Comment complied with. The disclosure has been revised to include the ranges of equity and debt allocation for each of the Target Date funds, consistent with the Target Date funds’ prospectuses.

Comment 10: Addition, Deletion, or Substitution of Funds: Please define the “1940 Act.”

Response: Comment complied with. The Investment Company Act of 1940 is now defined at its first occurrence.

Comment 11: Transaction Date: Please delete the disclosure italicized directly below as it is inconsistent with Section 22(e) of the Investment Company Act of 1940; alternatively, explain supplementally why the disclosure should remain.

Response: Comment complied with. The statement has been removed.

Comment 12: Changes to the Contract: Please disclose who must be notified of any change to the contract. See Item 7(c)(iii) of Form N-4.

Response: Comment complied with. The disclosure has been revised to clarify that Contractowners will be notified of changes to the Contract.

Comment 13a: Guaranteed Lifetime Withdrawal Benefit (“GLWB”): Whereever the prospectus describes an “Excess Withdrawal”, please clarify that an Excess Withdrawal includes a transfer between Covered Funds.

Response: Comment complied with. The requested clarification has been added to the definition of Excess Withdrawal, as well as other references to Excess Withdrawals throughout the Prospectus, as appropriate. In addition, the section of the Prospectus describing the Transfer privilege now includes disclosure describing the potential impact of Transfers on the GWLB.

Comment 13b: Guaranteed Lifetime Withdrawal Benefit (“GLWB”): Given that each Covered Fund has its own Benefit Base and Covered Fund Value, the operation of the Guaranteed Lifetime Withdrawal Benefit is unclear when a contractowner invests in more than one Covered Fund. For instance, if one Cover Fund’s Value is reduced to zero while maintaining a benefit base, and another Covered Fund investment has some Covered Fund Value remaining, what would happen? Please revise the disclosure to clarify.

Response: Disclosure has been added to the Prospectus to clarify that the GLWB is calculated separately for Participant Account Value allocated to different Covered Funds and to explain how this may result in the Participant or Contractowner being in different GLWB phases with respect to different Covered Funds.

Comment 13c: Guaranteed Lifetime Withdrawal Benefit (“GLWB”): The prospectus states that the maximum GAW % is determined on the date of calculation of the first Installment. However, it appears ratchets or rests may lead to an increase in the GAW %. Please reconcile.

Response: Comment complied with. Disclosure has been revised to clarify that the initial GAW% is first calculated as of the date we calculate the first Installment, and may be subsequently increased according to the terms of the Contract.

Comment 13d: Guaranteed Lifetime Withdrawal Benefit (“GLWB”): Clarify, if accurate, that the GLWB (which is paid by the company to an owner), is reduced by withdrawals made by an owner such that the GLWB would be zero where an owner has exceeded his/her GAWs and where the maximum GAW has not been met, but an owner is close to the limit, the GLWB paid would be proportionately minimal. Perhaps this can be inferred by an understanding of the various moving parts (Benefit Base, Excess Withdrawal, GAW, GAW %, Installments and Installment Date, Ratchet and Ratchet Date), however, a plain English explanation outside of mathematical examples would assist an investor in understanding the terms of the benefit.

Response: Disclosure has been added that provides a brief explanation how Excess Withdrawals will reduce guaranteed payments provided under the GLWB and that large or repeated Excess Withdrawals during periods of negative market performance may eliminate guaranteed payments entirely.

Comment 13e: Guaranteed Lifetime Withdrawal Benefit (“GLWB”): Please confirm supplementally that notice will be given to an investor of a change in the GAW or GAW % as a result of the automatic reset of GAW.

Response: Comment complied with. Investors will be notified of a change in the GAW or GAW% as a result of automatic resets on quarterly statements delivered to Contractowners. Additionally, Contractowners may access this information at any time on the Company’s website.

Comment 13f1: Guaranteed Lifetime Withdrawal Benefit (“GLWB”) - Guarantee Benefit Fee: The disclosure at the beginning of the GBF section is somewhat circular and difficult to follow. Please revise the discussion of the GBF for clarity. As suggested above, including a definition of the “Guarantee Benefit Fee” may be helpful disclosure.

Response: Comment complied with. The referenced disclosure has been revised for clarity, and a definition of Guarantee Benefit Fee has been added to the Prospectus.

Comment 13f2: Guaranteed Lifetime Withdrawal Benefit (“GLWB”) - Guarantee Benefit Fee: The prospectus states that the Company may change the Guarantee Benefit Fee at any time, limited by the maximum fee disclosed in the fee table. Please additionally disclose any limits on frequency with which the Company may change the fee, and to whom the Company would provide its thirty days prior written notice upon such a change (e.g., the Plan Sponsor for Group Contracts and the Contractowner for IRA/Individual Contracts).

Response: Comment complied with. Disclosure has been revised to clarify that Great-West will provide 30 days prior written notice to Contractowners.

Comment 13g: Guaranteed Lifetime Withdrawal Benefit (“GLWB”): Suspending and ReCommencing Installments After a Lump Sum Distribution - This section discusses restarting installments after a lump sum payment is taken. However, the preceding disclosure makes no reference to the ability to make lump sum payments. Please include this disclosure regarding the ability to make lump sum payments.

Response: Comment complied with. The requested disclosure has been added describing the availability of lump sum Distributions. The disclosure includes an example illustrating the amount of lump sum Distribution that may be requested.

Comment 13h: Guaranteed Lifetime Withdrawal Benefit (“GLWB”): Resets and Ratchets (generally) - As both calculations take place at the end of the year, please clarify which calculation occurs first; the ratchet or the reset.

Response: Comment complied with. Disclosure has been added explaining that the calculation of the Reset will occur after the Ratchet adjustment has been completed.

Comment 13i: Guaranteed Lifetime Withdrawal Benefit (“GLWB”): Automatic Resets of the GAW% During the GAW Phase - This section begins "As stated above", however, we could find no such prior discussion in the prospectus. Please reconcile.

Response: Comment complied with. The reference to prior disclosure has been removed and disclosure has been added that explains the process by which the GAW% is recalculated each year.

Comment 13j: Guaranteed Lifetime Withdrawal Benefit (“GLWB”): The Settlement Phase - The prospectus refers to the beginning of the Settlement Phase in two different ways: (1) when Covered Fund Value is reduced to zero (e.g., pp. 3 and 20); or (2) when contract value is reduced to zero (e.g., p. 13). To avoid confusion, please be consistent in how you refer to the start date of the settlement phase.

Response: Comment complied with. Disclosure has been revised to clarify that the Settlement Phase begins with respect to Participant Account Value allocated to a particular Covered Fund when its Covered Fund Value is reduced to zero.

Comment 14: Financial Schedules: Please include the financial statements of the Registrant, as required by Item 23 of Form N-4.

Response: Comment complied with. The required financial statements of the Registrants are included in the pre-effective amendments as required by Form N-4.

Comment 15: Financial Statements, Exhibits, and Certain Other Information: Any required financial statements, exhibits, and any other required disclosure not included in these registration statements must be filed by pre-effective amendment to the registration statements.

Response: Comment complied with. All required financial statements, exhibits, and other required disclosures are filed with these Amendments.

Comment 16: Representation: We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Registrant is in possession of all facts relating to the Registrant's disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

Notwithstanding our comments, in the event the Registrant requests acceleration of the effective date of the pending registration statements, it should furnish a letter, at the time of such request, acknowledging that: (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statements as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

Response: Comment complied with. The Company acknowledges that, with respect to the above-referenced filing:

(i) Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(ii) The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(iii) The Registrants may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States, unless otherwise permitted by law.

II.    Additional Changes
In addition to the changes made in response to Commission staff comments, the Registrants have revised the Prospectuses and SAIs to reflect recent changes to the Contracts, which include restricting additional Contributions after a Participant begins receiving Installments under the GLWB, limiting annuity payment options to fixed options only, and clarifying the treatment of former Spouses who have received a Domestic Relations Order. The Prospectuses also contain other non-material editorial revisions that increase the legibility and clarity of existing disclosures.

III.     Timetable for Effectiveness
It is the Company’s intention to begin marketing the Contracts on or about December 30, 2015. Accordingly, we would greatly appreciate the Commission staff’s efforts in processing the Amendments as soon as practical on or before December 30, 2015.

In connection with an oral request for acceleration pursuant to Rule 461(a) under the Securities Act of 1933, I have been authorized to represent, and do represent, on behalf of the Registrants and their principal underwriter, respectively, that they are aware of their obligations under the Securities Act.

Please direct any question or comment regarding the Registration Statements to me at (303) 737-0415 or at brian.stallworth@greatwest.com.

Sincerely yours,

/s/ Brian Stallworth

Brian Stallworth
Counsel

cc: Patrick F. Scott, Esq.
Division of Investment Management, Disclosure Review Office No. 3.